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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]


                                                                November 9, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attention:        Daniel F. Duchovny, Esq.,
                  Special Counsel, Office of Mergers & Acquisitions

                  RE:      Elron Electronic Industries Ltd.
                           Schedule 14D-9 filed October 31, 2006
                           File No. 005-35004


Dear Mr. Duchovny:

                  Reference is made to the comment letter dated November 3, 2006 (the "Comment Letter"), received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), relating to the Schedule 14D-9 filed by Elron Electronic Industries Ltd. (the "Company") on October 31, 2006.

                  Pursuant to the Staff's request in the Comment Letter, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Sincerely,


                                  /s/ Doron Birger
                                  Name: Doron Birger
                                  Title: President & Chief Executive Officer


 The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, Fax. 972-360755556 www.elron.com